Filing pursuant to Rule 425 under the

 Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

The following annoucement was made available to employees of General Electric Company and Baker Hughes Incorporated:

Building One Great Company

All,

We are moving swiftly toward the launch of Baker Hughes, a GE company. Both companies are proud of their heritage and together we will become a fullstream digital industrial company making us stronger and more competitive. Our customers have high expectations and we have been working hard to design an organization that will enable us to not only drive the results that we aspire to achieve, but that also has the capabilities needed to radically change how the industry works. I am excited to share that with you today.

This is the first step in unveiling the new company and I know all of you will have many questions. We will be providing more details in the coming weeks on our organization design, how we will go to market and who our leaders will be. I’d also encourage you to submit your questions on Fullstream Ahead so we can keep our employee FAQs updated until we close.

ORGANIZATION DESIGN

PRODUCT COMPANIES

We will have 4 Product Companies: Oil Field Services, Oil Field Equipment, Turbomachinery & Process Solutions and Digital Solutions.

Product Companies will be responsible for:

•	Driving business strategy, new product introductions, and product & service excellence

•	Supporting revenue growth by being responsive to customer needs

•	Leading execution through functions

GLOBAL OPERATIONS

Global Operations will:

•	Be tasked with growing revenue through commercial intensity & commercial teams

•	Be the focal point for customers via the global key account management team and Regional Leaders

•	Be responsible for driving regional execution through the product companies and product lines in the region

Global Operations will be comprised of Global Sales, Regions and Integrated Operations.

Global Sales

Global Sales will:

•	Manage global key accounts and run integrated tenders and sales

•	Drive commercial discipline, intensity and excellence through the development and implementation of consistent systems and processes

•	Monitor sales performance

•	Define best practices and sales processes (including risk, legal, terms and conditions) for the sales organization

We will have 7 Regions: Latin America, North America, Europe and North Sea, Russia/CIS, Sub-Saharan Africa, MENAT (including India and Saudi Arabia) and Asia Pacific (including China).

Regions will:

•	Be the main customer interface

•	Drive revenue growth through regional product companies

•	Drive execution in the regions through the regional product companies and product lines

Integrated Operations will be responsible for the management of projects spanning different product companies.

FUNCTIONS

Marketing & Technology will be responsible for strategic and marketing insights, communications, research, innovation of business models and new commercial approaches.

Engineering & Supply Chain will be combined to enable product and service competitiveness by using an integrated and cutting-edge approach to design, manufacturing and sourcing.

Integration starts in earnest once the deal is signed. The integration team will continue to work on the combination of these two great companies for the foreseeable future and post-close.

Finance, IT, HR, Business Development and Legal will support the business in the development of world class capabilities, tools, systems and processes needed for the safe and profitable running and growth of the business.

THE NON-NEGOTIABLES

HSE will report directly to me, in line with expectations for companies operating in the Oil Field Services space.

Compliance will remain a part of the Legal Function, and Quality will be managed from the Engineering & Supply Chain Team.

Integrity, quality and safety are the responsibility of us all, regardless of roles, titles or where people sit in the organization. Without these essential core pillars, we would not be able to do business. It is crucial that we do not lose our focus on these fundamentals.

Next steps

Sharing the organization design for Baker Hughes, a GE company, is an important step forward. As we continue to progress this work, I will provide more detail on the organization and how it will function, including the appointment of the leadership team. In the meantime, remember that we remain two separate companies until close.

At this time, I know that there is a mixture of excitement, curiosity and uncertainty. Bear with us. Stay focused on our customers and on delivering what is needed for each of our businesses for the quarter.

Lorenzo

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on May 9, 2017, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) filed with the SEC an amendment to the registration statement on Form S-4 originally filed on March 29, 2017, containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE

COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.